

Mail Stop 4631

January 20, 2010

By U.S. Mail and Facsimile

Mr. Fortunato Villamagna
Chief Executive Officer
UTEC, Inc.
7230 Indian Creek Lane, Suite 201
Las Vegas, NV 89149

> **Re: UTEC, Inc.**
> **Amendment No. 3 to Form 10-12G Filed November 3, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009**
> **File No. 000-53241**

Dear Mr. Villamagna:

    We have reviewed your response letter dated December 14, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures

1.   In your amendment you stated that, "based on this evaluation, management concluded that the Company's <u>internal control over financial reporting</u> was not effective as of December 31, 2008, due to a lack of segregation of duties." It appears that you have used the wrong terminology in your document. In this regard, please amend your Form 10-K/A to state that "based on this evaluation, management concluded that the Company's <u>disclosure controls and procedures</u> were not effective as of December 31, 2008, due to a lack of segregation of duties." See Item 307 of Regulation S-K for guidance.

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009
Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009
Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009

Item 4T. Controls and Procedures

2. In your amendments it appears that you still continue to provide the information required by Item 308T(a) of Regulation S-K, which is only required in annual reports on Form 10-K. For Form 10-Q, you are required to provide the disclosures provided by Item 308T(b), which you have appropriately disclosed. You are also required to provide Item 307, Disclosure Controls and Procedures, which is not disclosed in your amended Form 10-Q's. In this regard, please amend your Form 10-Q/A for each of the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, to provide the information required by Item 307 of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Pamela Long, Assistant Director, at (202) 551-3760, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief